Fair Isaac Corporation 901 Marquette Avenue, Suite 3200 Minneapolis, MN 55402 USA T 612 758 5200 F 612 758 5201 www.fico.com make every decision count.TM
October 12, 2010
BY EDGAR AND OVERNIGHT DELIVERY
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-3561

Attention:	Mr. H. Christopher Owings
Assistant Director
Re:	Fair Isaac Corporation Form 10-K for Fiscal Year Ended September 30, 2009 Filed November 24, 2009 File No. 1-11689
Ladies and Gentlemen:
     On behalf of Fair Isaac Corporation (“FICO” or the “Company”), I am pleased to submit this response to the comments of the Staff on the above-referenced filing, as set forth in Mr. Owings’ letter dated September 29, 2010.
     If appropriate, it is our understanding that we will need to consider these comments, and incorporate appropriate disclosure, in our future reports on Forms 10-Q and 10-K. For convenience, the Staff’s comment is set forth below, followed by Fair Isaac’s response.
     Fair Isaac hereby acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing and (iii) Fair Isaac may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.
     To assist the staff in reviewing this letter, we will separately deliver to Mr. Owings and Mr. Anderegg, by overnight mail, a copy of this letter.

Form 10-K for Fiscal Year Ended September 30, 2009
Overview, page 30
     Comment:
1.	We note from your response to comment one in our letter dated August 11, 2010 that you intend to enhance your bookings disclosures to give users of your financial statements an increased understanding of how you estimate your bookings calculations and plan to focus your disclosures on transactions or usage bookings which you believe contain the most subjectivity. We believe you should also provide information about how you estimate hours expected to be worked under consulting services contracts in calculating bookings for these contracts as it appears that these estimates also contain subjectivity, and we believe additional information would assist users of your financial statements in assessing these estimates. Please ensure that your disclosures:
•	Provide, in reasonable detail, the key factors and assumptions used in preparing your bookings estimates, including information about the key factors which contain subjectivity;

•	Highlight the susceptibility of these key factors and assumptions to variability arising from differences between estimated variable fee components, such as estimated hours to be incurred under consulting and service contracts and estimated customer account and transaction activity for agreements with transactional and/or volume based contracts, versus actual results which may be achieved;

•	Explain that economic conditions drive changes between bookings estimates and actual results;

•	Clearly disclose, if true, that after making initial bookings estimates, you do not track your original estimates against actual revenues subsequently achieved;

•	Disclose how much of the bookings yield in each quarter is attributable to current quarter upfront license fees, service revenues and transactional and maintenance revenues.
Lastly, please provide us with an example of what your revised disclosures will look like. We may have further comment after reviewing your response.
     Response:
     In future filings we intend to include a disclosure similar to the following as it relates to bookings:

Bookings
     Management uses bookings as an indicator of our business performance. Bookings represent contracts signed in the current reporting period that will generate future revenue streams. We consider contract terms, knowledge of the marketplace and experience with our customers, among other factors, when determining the estimated value of contract bookings.
     Bookings calculations have varying degrees of certainty depending on the revenue type and individual contract terms. Our revenue types are transactional and maintenance, professional services and license. Our estimate of bookings is as of the end of the period in which a contract is signed, and we do not update our initial booking estimates in future periods for changes between estimated and actual results. Actual revenue and the timing thereof could differ materially from our initial estimates. The following paragraphs discuss the key assumptions used to calculate bookings and the susceptibility of these assumptions to variability.
Transactional and Maintenance Bookings
     We calculate transactional bookings as the total estimated volume of transactions or number of accounts under contract, multiplied by a contractual rate. Transactional contracts generally span multiple years and require us to make estimates about future transaction volumes or number of active accounts. We develop estimates from discussions with our customers and examinations of historical data from similar products and customer arrangements. Differences between estimated bookings and actual results occur due to variability in the volume of transactions or number of active accounts estimated. This variability is primarily caused by the following:
1.	The health of the economy and economic trends in our customer’s industries;

2.	Individual performance of our customers relative to their competitors; and

3.	Regulatory and other factors that affect the business environment in which our customers operate.
     We calculate maintenance bookings directly from the terms stated in the contract.
Professional Services Bookings
     We calculate professional services bookings as the estimated number of hours to complete a project multiplied by the rate per hour. We estimate the number of hours based on our understanding of the project scope, conversations with customer personnel and our experience in estimating professional services projects. Estimated bookings may differ from actual results primarily due to differences in the actual number of hours incurred. These differences typically result from customer decisions to alter the mix of FICO and internal services resources used to complete a project.
License Bookings
     Licenses are sold on a perpetual or term basis and bookings generally equal the fixed amount stated in the contract.
Bookings Trend Analysis

			Number of
			Bookings	Weighted-
		Bookings	over $1	Average
	Bookings	Yield*	Million	Term
	(in millions)			(months)
Quarter ended June 30, 2010	$63.5	29%	12	28

Quarter ended June 30, 2009	$49.0	22%	7	24

Nine months ended June 30, 2010	$177.7	35%	35	N/M

Nine months ended June 30, 2009	$148.2	40%	27	N/M

*	Bookings yield represents the percentage of revenue recognized from bookings.

N/M	Measure is not meaningful
     Transactional and maintenance bookings were 43% and 45% of total bookings for the quarters ended June 30, 2010 and 2009, respectively. Professional services bookings were 35% and 39% of total bookings for the quarters ended June 30, 2010 and 2009, respectively. License bookings were 22% and 16% of total bookings for the quarters ended June 30, 2010 and 2009, respectively.
     Transactional and maintenance bookings were 49% and 41% of total bookings for the nine months ended June 30, 2010 and 2009, respectively. Professional services bookings were 35% and 40% of total bookings for the nine months ended June 30, 2010 and 2009, respectively. License bookings were 16% and 19% of total bookings for the nine months ended June 30, 2010 and 2009, respectively.
     The weighted-average term of bookings achieved measures the average term over which the bookings are expected to be recognized as revenue. As the weighted-average term increases, the average amount of revenues expected to be realized in a quarter decreases, however, the revenues are expected to be recognized over a longer period of time. As the weighted-average term decreases, the average amount of revenues expected to be realized in a quarter increases, however, the revenues are expected to be recognized over a shorter period of time.
     Management regards the volume of bookings achieved, among other factors, as an important indicator of future revenues, but they are not comparable to, nor should they be substituted for, an analysis of our revenues, and they are subject to a number of risks and uncertainties concerning timing and contingencies affecting product delivery and performance.
     Although many of our contracts contain noncancelable terms, most of our bookings are transactional or service related and are dependent upon estimates such as volume of transactions, number of active accounts, or number of hours incurred. Since these estimates cannot be considered fixed or firm, we do not believe it is appropriate to characterize bookings as backlog.
*   *   *   *   *
If we can facilitate the Staff’s review of this letter, or if the Staff has any questions on any of the information set forth herein, please telephone me at (612) 758-5221 or Michael Pung at (612) 758-5603. My fax number is (612) 758-5201.

Sincerely,
/s/ Thomas A. Bradley
Thomas A. Bradley
Executive Vice President and Chief Financial Officer

cc:	Dr. Mark N. Greene
Mark R. Scadina
W. Morgan Burns